REDCORP

NEWS RELEASE

January 29, 2007 News Release 07-04

Redcorp Announces Redfern's Tulsequah Project Feasibility Study Results

Redcorp Ventures Ltd. (TSX:RDV) ("Redcorp") and its wholly-owned subsidiary, Redfern Resources Ltd. ("Redfern" and collectively with Redcorp, the "Company"), are pleased to present the results of a detailed Feasibility Study (the "Study"), prepared by Wardrop Engineering Inc. ("Wardrop"). The purpose of the Study is to define the scope, design features and overall economics of the Tulsequah Chief Project (the "Project"). These results will be supported by an NI 43-101 Technical Report prepared by Wardrop, which will be filed on SEDAR within 45 days of this news release.

The most significant new feature presented in this Study is the plan to use the Taku River as the primary access and transportation route, eliminating the need for the construction of a 160 km long access road from Atlin, British Columbia ("BC"), and truck haulage of mineral concentrates.

Highlights of the Tulsequah Chief Feasibility Study (Base Case)*

Probable reserve		5,378,788	tonnes
	Cu	1.40	%
	Pb	1.20	%
	Zn	6.33	%
	Au	2.59	g/t
	Ag	93.69	g/t
Average NSR		164	$US/t
		197	$CAD/t
Mining rate		2,000	t/d
Mine life		8	yrs
Operating cost			
	Site	66.80	$CAD/t
	Off-site	19.84	$CAD/t
	Total	86.64	$CAD/t
Capital cost		201.5	$M CAD
NPV (8%)		160.6	$M CAD
IRR (pre-tax)		30.2	%
IRR (after-tax)		23.4	%
Payback period		29	months

* This Study is based on a reserve estimate based on a production cost of $86 CDN/t; a forward-pricing scenario (see details); and an exchange rate of $1.20 CAD = $1.00 US.

The Study is based on an air cushion barge (ACB) that will be towed by an amphibious tug, operating year-round on the Taku River. All equipment and supplies, both during the construction and operating phases of the operation will be shipped to site via Juneau, Alaska. During operations, an ACB will also be used to haul the mineral concentrate from the mine to Juneau for trans-shipment via an existing commercial ocean barge service to Skagway, Alaska, where it will be ship-loaded for

transport overseas. This change to the transportation system for the Project results in a significant positive impact on the forecast project economics.

Terry Chandler, President & CEO, stated, "Completion of the Feasibility Study marks a pivotal achievement for the Company and demonstrates the inherent value of the Tulsequah Project. The next step of financing and construction will elevate Redcorp to the ranks of mid-tier Canadian producers. The Tulsequah mine will provide a significant economic benefit to the region and the province through job creation, workforce training, new business opportunities and taxes. Further, we believe that there is considerable opportunity to expand the reserve through additional exploration at the mine, at the Big Bull Deposit, and elsewhere on the property, thereby extending the mine life and the long-term benefits of the operation."

Permitting

On March 19, 1998, after considerable review, the Province of British Columbia issued a Project Approval Certificate for the Project, including the 160 km access road from Atlin, BC. Subsequent to this, the Ministry of Forests on May 21, 1999 approved a Special Use Permit pursuant to Section 3(1) of the *Mining Right of Way Act* authorizing the construction of a 160 km access road crossing provincial forest land from Atlin, BC to the Tulsequah Chief Mine site. The BC Project Approval Certificate was re-issued in December 2002 and federal environmental assessment screening approval was issued in July 2005.

In late 2006, the Company identified and developed an alternate access option, proposing the use of the ACBs to and from Juneau via the Taku River with a landing site just above the confluence of the Tulsequah River on Company-held mineral claims. To make this a viable default transportation route, Redcorp will make application to the BC Environmental Assessment Office to amend the existing Project Approval Certificate. Canadian federal government authorities will determine if there is any requirement to amend, in a parallel process, the current *Canadian Environmental Assessment Act* screening approval, as described in Redcorp's news release dated July 28, 2005.

This alternative is a transboundary route and therefore may require some formal process of review at the Alaskan State government level. Work or traversing above the normal high-water level is not proposed and therefore US federal permits are not expected to be required.

The Company believes that any necessary permitting amendments could be completed in three to six months and would not delay the Project's development schedule. Use of this alternate route would eliminate the need to construct a 160 km road to Atlin, BC.

Resources and Reserves

The Study is based on a probable reserve of 5.4 M tonnes grading 1.40% Cu, 1.20% Pb, 6.33% Zn, 2.59 g/t Au and 93.69 g/t Ag, which incorporates the down-dip extension, as follows:

Tulsequah Chief Reserve Estimate (Wardrop, 2007) at $94 US/tonne *

Location	Tonnes	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	Ag (g/t)
Upper mine	301,381	1.67	1.29	8.10	1.96	87.02
Extension	5,077,407	1.38	1.20	6.22	2.63	94.09
Total (Probable)	5,378,788	1.40	1.20	6.33	2.59	93.69

* The reserve was estimated at a cut-off NSR of $94 US based on preliminary operating cost projections. The reserve estimate was not adjusted to reflect the lower final estimated costs.

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This represents the first NI 43-101 compliant reserve declaration for the Project, although previous resource estimates have been declared.

This estimate is based on a new resource estimate that included seven ore definition holes totalling 2,232 m drilled as part of the 2006 exploration program. This additional drilling resulted in the following updated resource estimate:

Tulsequah Chief Resource Estimate (at CAD $86 NSR, Wardrop, 2007)

Category	Tonnes	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	Ag (g/t)
Indicated	5,819,910	1.43	1.25	6.58	2.68	97.2
Inferred	950,499	0.96	1.01	5.23	1.76	77.1

It is important to note that the A-Extension which was discovered in 2006 is not included in this resource number, nor is any mineralization from the Big Bull Deposit area, including the new high-grade zone discovered late in 2006.

The resource estimate was made from three-dimensional block models utilizing Gems Version 6.0, an industry standard mine planning software. Cell size was 7.5 m east x 7.5 m north x 4 m high. A total of 251 holes were used to generate the resource estimate and the assay data was composited to 2 m lengths prior to estimation. Blocks were estimated within 12 discreet lenses representing the sulphide deposits. Blocks that were within 35 m of two drill holes and were interpolated with at least three composites were classified as indicated mineral resources.

All interpolated blocks that did not meet the criteria for indicated mineral resources were classified as inferred mineral resources if they fell within 80 m of a drill hole composite.

In addition to the definition drilling, an additional 14 holes totaling 3,980 meters were drilled as part of the "Near Mine" exploration program at the Tulsequah Chief Mine. This program was successful in identifying the "A-Extension" mineralization, a massive sulphide lens located up-dip and to the west of the main Tulsequah mineralization. An NI 43-101 compliant resource estimate for the A-Extension has been initiated, and these additional resources will be added to the existing Tulsequah resource estimate. The A-Extension resource estimate is due in the spring of 2007.

The 2006 exploration program also included 37 holes drilled on the nearby Big Bull Deposit. An NI 43-101 compliant resource estimate on the Big Bull Deposit is being prepared by Wardrop and will be released in the spring of 2007. It is not included in this Study.

All 2006 drill results for the Tulsequah and Big Bull programs have been compiled and published in previous news releases.

The New Underground Mine

The Project encompasses the construction of a new underground mine beneath old workings that were previously operated from 1951-57 by Cominco Ltd., then abandoned due to low metal prices.

The existing 5200 Level drift will be used as the primary access to the mine for all personnel, mine services, equipment and supplies. The drift will be enlarged to accommodate modern diesel trackless equipment.

Access to the various mining levels will be provided by a spiral ramp located in the hangingwall of the deposit. This location was selected because of the non acid-generating (NAG) nature of the hangingwall stratigraphy, as compared to the potentially acid-generating (PAG) footwall.

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The new mine will operate for approximately two years as a ramp-entry truck haulage operation. Trucks will haul the ore up the ramp and dump into a bin located above the 5400 Level. Ore will be chute-loaded from this bin to a diesel train, which will be the only tracked drift in the mine. On surface, the cars will side-dump into the primary crusher bin.

Waste rock will be preferentially retained in the mine as loose unconsolidated rock fill in secondary stopes. Waste that is required to be removed from the mine will be hoisted and dumped into a waste pass that will extend from the 5200 Level. The waste will be chute-loaded into a truck on the 5200 Level for haulage to the NAG or PAG waste dump on surface. At all times, the two different waste products will be segregated for proper storage and reclamation.

In 2011, an inclined shaft (2 m x 8 m) will be commissioned for rock hoisting. The inclined shaft will be located and oriented in such a way as to maintain the desired stand-off distance from the orebody, minimizing level development. The cost of the inclined shaft has been deferred from pre-production capital until required.

Mining levels will be located at 30 m vertical intervals. Each will be connected to the inclined shaft to provide fresh air ventilation supply, vertical translation of services, and emergency egress to each level. Loading chutes will be used on each mining level to minimize scoop-tram haulage distances and minimize the need for trucking. The deepest mining level will be located 750 m below the 5200 Level.

Sub-level stoping will be the primary mining method employed in the mine. A minor amount of mechanized cut-and-fill stoping will be used in narrower portions of the orebody. Paste backfill and unconsolidated loose waste rock (NAG and PAG) will be used for replacement of mined voids for both methods. Where backfill walls will be exposed by future adjacent mining, cement will be added to the paste backfill for strength. Paste backfill will be generated in the processing plant and delivered to the mine through a pipe that will be installed in the 5200 Level and down the inclined shaft.

The mine will employ 4.6 m^3 scooptrams, 30 tonne trucks, two-boom jumbos, longhole drills, and rockbolting units. All equipment will be diesel-powered, including the 5400 Level locomotive, and all drilling equipment will be electric-hydraulic. Cassette carriers and multiple task-specific cassettes will be used to service the mine.

Metallurgy

The predicted metallurgical response was based on four main test-work programs between 1993 and 2006. These programs were used to predict metallurgical response as follows:

Predicted Metallurgical Response (Wardrop, 2007)

		Grade					Recovery				
Product	Avg Tonnes /Yr	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	Ag (g/t)
Feed	730,000	1.40	1.20	6.33	2.59	93.7	100.0	100.0	100.0	100.0	100.0
Gold con	81	2.60	35.00	10.50	6,552.00	5,000.0	0.02	0.3	0.02	28.0	0.6
Copper con	40,210	22.50	9.67	7.86	22.39	1,197.8	88.5	44.3	6.8	47.7	70.4
Lead con	7,339	3.06	53.00	14.99	16.19	551.1	2.2	44.3	2.4	6.3	5.9
Zinc con	68,396	0.34	0.29	59.00	0.75	82.2	2.2	2.2	87.4	2.7	8.2
Pyrite con	228,461	0.25	0.21	0.45	0.61	31.6	5.5	5.4	2.2	7.4	10.5
Tailings	385,513	0.04	0.08	0.14	0.39	7.6	1.5	3.5	1.2	8.0	4.3

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The following table shows the production of the various **payable** metals over the currently estimated life of mine:

Production of Payable Metals by Year, Life of Mine ("LOM")

	Operating Year										
Payable Metal	2008	2009	2010	2011	2012	2013	2014	2015	2016	LOM Total	Annual Average
Cu (t)	3,168	7,021	6,881	10,182	9,050	9,575	9,953	10,490	366	66,687	9,022
Pb (t)	1,455	4,770	4,276	3,917	4,729	3,917	3,040	2,608	109	28,821	3,894
Zn (t)	15,293	40,930	43,559	43,778	43,973	40,212	38,783	30,310	935	297,774	40,221
Au (Kg)	509	1,840	1,457	1,522	1,658	1,477	1,521	1,334	60	11,378	1,544
Ag (Kg)	18,635	63,202	51,663	51,370	66,110	53,522	42,258	40,290	1,824	388,874	52,631

Process Description

The process plant will operate at 2,000 tonnes per day (730,000 t/yr) with an availability of 92%.

Run-of-mine ore will be crushed in two stages - a 750 mm x 1000 mm jaw crusher, followed by a cone crusher. Crushing will be to 80% passing 18 mm. Grinding will be done in a two-stage rod and ball mill grinding circuit to produce a particle size of P_{80} 65 μm.

Four products will be removed from the circuit in the following order:

- Gold concentrate will be separated using a gravity circuit. An on-site refinery will be used to produce gold bullion;
- Bulk copper-lead flotation concentrate will then be produced, which will then be separated into separate copper and lead concentrates;
- Zinc concentrate will then be separated; and
- Tailings will be separated by a final stage of floatation, removing the pyrite to reduce the sulphide content. The pyrite will be mixed with inert tailings and cement then pumped underground as paste backfill. Neutral tailings, which are not pumped underground, will be mixed with limestone and sent to the tailings pond.

Concentrates will be dewatered by pressure filtration to achieve a moisture content of 8% prior to shipping.

Limestone will be added to the tailings to ensure there is no potential for acid generation. The limestone will be quarried, crushed and milled on site.

Concentrate will be loaded into 40 tonne sea containers for shipment.

Access and Transportation

The Study is based on access to the site being accomplished by ACBs operating on the Taku River. Barging operations will be year-round with some potential weather delays due to high winds.

An ACB is a barge that hovers in the same fashion as a hovercraft, without propulsion. The main distinctions between an ACB and a hovercraft are as follows:

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- Speed – A hovercraft travels at high speed, skimming the water. An ACB travels at very slow speed and sits in the water at a depth of approximately 18 inches;

- Noise – Hovercraft are loud vehicles. ACBs only require diesel engines to fill the skirt. These engines are enclosed in containers to dampen the noise to approximately the level of a semi-trailer truck;

- Wake – As the ACB travels at low speed, a minimal wake is generated; and

- Size – The largest hovercraft have payloads of around 20 tonnes. The significantly larger ACB would not require as many trips per day to satisfy daily transport requirements.

The ACB will be towed by an amphibious vessel, called an "amphitrac", which will be converted from a Rolligon design. The amphitrac will use archimedes screws as its primary means of propulsion over water and ice. It will also have wheels for travel over ice to allow it to exit the water up a ramp or beach.

Two ACBs will be required with payloads of 450 tonnes each. On average, 316 dry tonnes (341 wet) of concentrate will be produced from the operation each day, so less than one trip per day will be required. Mineral concentrate will be stored in 40 tonne containers.

A landing site for loading and unloading the ACBs will be established 8 km south of the mine on the Taku River near the confluence with the Tulsequah River. A modest facility will be required, comprising a graded beach, fixed points for the ACBs to be winched to an unloading ramp, and storage yard for the concentrate containers and incoming supplies.

ACB operations will be based in Juneau, Alaska. Mining concentrate will be transported to Juneau, Alaska for trans-shipment by barge to Skagway, Alaska using existing commercial services. These will then be bulked into the existing Alaska Industrial Development & Export Authority terminal for loading onto bulk concentrate ships for ocean shipment to Asian smelters.

Supplies will be transported to the mine on the ACBs through the port of Juneau, utilizing the backhaul portion of the trip in the mineral concentrate containers.

The ACB will not be used for personnel transport. Instead, the workers will be flown to site on charter planes.

In comparison to the truck haulage option, this alternate transportation system represents a capital cost reduction of $46.5 M CAD (including contingency) and an operating cost savings of $64/t CAD of mineral concentrate (or $10/t mined).

Infrastructure

All surface buildings will be located in close proximity to the mine, including the following:

- the mineral process building;

- the maintenance facility for underground and surface equipment, which will be combined with the warehouse;

- the 200 man camp;

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- a two-story administration building, which will include the canteen and kitchen;
- a 12.8 MW diesel-generated power plant;
- a two-story technical services building, which will include the mine dry and wicket area; and
- the assay office.

The camp installed for construction will be the final operating camp. The assay office will be installed as a sleeper unit, allowing additional beds during the construction period then it will be converted to its final configuration to suit operations.

Enclosed utilidors will connect the camp to the offices and mill building to facilitate comfortable personnel travel between buildings, particularly during colder temperatures and high winds. Due to the close proximity between the camp and work places, mobile transport of the work force will not be required except to the underground mine. Utilidors will also be used to convey services between buildings.

The mine will operate on a rotating schedule of four weeks in and two weeks out for all personnel. A 1,200 m long airstrip will be constructed approximately two km north of the mine near Shazah Creek in the Yukon.

Eight modular diesel generators will be installed at the site, each capable of delivering 1.6 MW of power. The generators will provide electrical power at 4.16 kV.

A 2.8 M tonne capacity tailings facility will be constructed approximately three km north of the mine in the valley of Shazah Creek. Tailings will be transported in the form of a dense slurry by pipe.

Operating Costs

Total operating costs have been estimated from first principles for the Project as follows:

Operating Costs ($CAD/tonne)	
Onsite	
Mining	25.32
Processing	15.62
Power	18.04
G&A	7.82
	66.80
Offsite	19.84
	86.64

This cost represents the average over the "steady-state" period of the Project, from 2009 to 2016.

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Capital Costs

The capital requirement for the Project has been estimated at $201.5 M CAD, as detailed below:

Feasibility Study Capital ($M CAD)	
Site preparation	14.4
Mill and process	48.5
Mine	26.3
Tailings facility	3.2
Facilities	11.3
Services	12.8
Transportation	15.1
Indirects	45.0
Owner's costs	3.4
Contingency	21.4
	201.5

The above estimate of capital was prepared to an accuracy of -5%+15%.

The Project has a total sustaining capital requirement of $69.8 M CAD, which includes a 10% contingency. Sustaining capital is required for the shaft and hoisting system, extension of the main ramp to depth, mobile equipment rebuilds and replacements, and equipment leasing. Leased items include most surface and underground mobile equipment, the power plant, and the camp.

Financial Analysis

Three different commodity pricing scenarios were estimated:

- A forward-price projection. The prices selected for the various commodities were supplied by H.M. Hamilton and Associates ("Hamilton") as follows:

Feasibility Study Commodity Forward-Price Projections (Hamilton, 2007)

Year	Zn ($/lb)	Cu ($/lb)	Pb ($/lb)	Au ($/oz)	Ag ($/oz)
2008/9	1.25	2.40	0.48	700	10.50
2010	1.10	2.25	0.47	610	9.40
2011	1.00	2.00	0.43	540	8.70
2012	0.96	1.90	0.42	510	8.60
2013	0.78	1.80	0.40	500	8.50
2014	0.70	1.40	0.38	500	8.50
2015/16	0.65	1.20	0.36	490	8.45
Average	0.92	1.85	0.42	550	8.95

- A two calendar-year average, based on the LME metal prices through 2005 and 2006; and
- A current pricing scenario, based on the LME prices as at January 24, 2007.

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The following financial results were obtained for the three scenarios:

Financial Results Summary

Study Component		Units	Base Case Forward-Pricing[1]	Two-Year Avg LME[2]	Current LME[3]
Metal price					
	Zn	$US/lb	0.92	1.06	1.76
	Cu	$US/lb	1.85	2.36	2.59
	Pb	$US/lb	0.42	0.51	0.75
	Au	$US/oz	550.00	523.68	622.16
	Ag	$US/oz	8.95	9.42	12.60
Exchange rate		$CDN/$US	1.20	1.20	1.20
Pre-tax IRR		%	30.2	31.1	58.4
NPV (8%)		$M CDN	160.6	218.5	514.6
After-tax IRR		%	23.4	n/a	n/a
Avg cash flow (2009-15)		$M CDN	67.1	85.5	146.7
Total cash flow		$M CDN	313.4	435.0	887.7
Payback period		Months	29	35	19

[1] Base case shows the average of the forward-pricing scenario provided by Hamilton.
[2] Average of calendar years 2005 and 2006.
[3] As at January 24, 2007.

Project Schedule

The Project is scheduled to launch in the spring of 2007. The Project assumes the following key dates for its various phases:

- First load of materials and equipment to site (by conventional river barge): April 2007;
- Construction of the ACB and amphitrac: February to June 2007;
- Construction camp ready to occupy: July 2007;
- Process building enclosed and heated: February 2008;
- Tailings pond completed (including piping): June 2008;
- Water treatment plant constructed: August 2008;
- Process building fully operational: August 2008; and
- Ramp-up to full mine production: August to December 2008.

Acknowledgement

The Study was prepared by Wardrop with contributions from various parties, as follows:

- Tailings pond and rock pad designs were based on work performed by BGC Engineering Inc. ("BGC");

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- Underground geotechnical and paste backfill design was based on work performed by the B+L Rock Group Ltd ("B+L");

- Road design was based on work performed by For-Lands Management;

- ACB and amphibious tow-vessel designs were provided by Hovertrans Air Cushion Systems Inc. ("Hovertrans");

- Marketing criteria, including metal pricing, was provided by Hamilton; and

- Guidance on taxation was provided by Pricewaterhouse Coopers ("PwC").

The Study has been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 (NI 43-101). The following Independent Qualified Persons have assumed authorship of this report:

- Gilles Arseneault, Ph.D., P.Geo., Ken Deter, P.Eng., Andy Nichols, P.Eng., Sandy McVey, P. Eng. (Wardrop);

- Iain Bruce, P.Eng. (BGC);

- Scott Broughton, P.Eng. (B+L);

- Ed Dudson, CE, UK (Hovertrans); and

- Garry Eng, CA (PwC).

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca or by calling toll-free to Troy Winsor, Manager of Investor Relations, at 1-888-225-9662.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President & CEO

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the *Securities Act* (Ontario) and the *Securities Act* (Alberta) . Forward-looking information includes disclosure regarding possible or anticipated events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action and includes future oriented financial information with respect to prospective results of operations or financial position that is presented either as a forecast or a projection. Forward looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect" and "intend"; statements that an event or result is "due" on or "may", "will", "should", "could", or might" occur or be achieved; and, other similar expressions.

More specifically, forward looking information contained herein includes, without limitation, statements concerning the Company's plans at its Tulsequah Project (inclusive of the Big Bull Project), the net present value of the Tulsequah Project, the timing and amount of estimated future production and mine life, expected future prices of gold, silver, copper, lead and zinc, mineral reserve and mineral resource estimates, estimated capital and operating costs of the project, estimated capital pay back period, timing of development and permitting time lines; all of which involve known and unknown risks, uncertainties and other

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factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Forward-looking information contained herein is based on material factors and assumptions and is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from a conclusion, forecast or projection in the forward-looking information. These include, without limitation, material factors and assumptions relating to, and risks and uncertainties associated with, the availability of financing for activities when required and on acceptable terms, the accuracy of the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the consistency of future exploration, development or mining results with the Company's expectations, metal price fluctuations, the achievement and maintenance of planned production rates, the accuracy of component costs of capital and operating cost estimates, current and future environmental and regulatory requirements, favourable governmental relations, the availability of permits and the timeliness of the permitting process, the availability of shipping services, the availability of specialized vehicles and similar equipment, costs of remediation and mitigation, maintenance of title to the Company's mineral properties, industrial accidents, equipment breakdowns, contractor's costs, remote site transportation costs, materials costs for remediation, labour disputes, the potential for delays in exploration or development activities, timely completion of future NP 43-101 compliant reports, timely completion of future feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, continuing global demand for base metals, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form, dated March 28, 2006, and in each subsequent Management's Discussion and Analysis. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from any conclusions, forecasts or projections described in the forward-looking information. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

END

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